

November 24, 2010

Via U.S. Mail and Facsimile

Chevis C. Swetman
Chairman, President and CEO
Peoples Financial Corporation
Lameuse and Howard Avenues
Biloxi, MS 39533

> **Re:** **Peoples Financial Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **File No. 001-12103**

Dear Mr. Swetman:

We have reviewed your response letter dated August 17, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, including a draft of your proposed disclosures to be made in future filings, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2009

Exhibit 13

Management's Discussion and Analysis

Critical Accounting Policies, page 1

1. We note your response to prior comment 3 from our letter dated August 5, 2010. You state in your proposed disclosure that you believe the allowance for loan losses (ALL) was "adequate" as of period end. If true, please revise this disclosure as well as other

similar disclosures throughout your filing to confirm that you believe that the ALL was "appropriate" for all period presented.

Financial Statements

Note C – Loans, page 18

2. We note your response and proposed disclosures to prior comment 4 from our letter dated August 5, 2010. Regarding your response to bullet point (d), please note that your determination of the fair value of underlying collateral should be a separate and distinct process from your determination of how much to lend a particular borrower (which results in the loan-to-value ratio) since your underwriting thresholds are irrelevant to the determination of fair value under the appropriate accounting literature. Therefore, please tell us and revise your future filings disclosure to provide more thorough and complete explanation of how you determined that an adjustment of 20% - 35% on all appraised values is appropriate based on the appropriate accounting literature. Clearly identify the steps you took evaluate the market value of the property in arriving at the discount.

You may contact Brittany Ebbertt, Staff Accountant, at (202) 551-3572 or me at (202) 551-3494 with any questions.

Sincerely,

Kevin W. Vaughn
Accounting Branch Chief